Exhibit 1.0

PRESS RELEASE

NOTICE TO US INVESTORS
The merger described herein relates to the securities of two foreign companies.  The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

MERGER BY INCORPORATION OF TELECOM ITALIA MEDIA INTO TELECOM ITALIA APPROVED

Merger consideration will consist of : 0.66 Telecom Italia ordinary shares for each TI Media ordinary share; 0.47  Telecom Italia savings shares for each TI Media savings share. Alternatively: withdrawal at market prices

Merger expected to complete by end Q3 2015

Management savings and  enhancement in the valuation of Persidera expected

Rome, 19 February 2015

The Boards of Directors of Telecom Italia and Telecom Italia Media (a company controlled and subject to the direction and coordination of Telecom Italia, which holds, directly and indirectly, 77.71% of the ordinary share capital and 2.25% of the savings share capital) have today approved the essential terms of the integration of the two companies, to be implemented in the form of a merger by incorporation of Telecom Italia Media into Telecom Italia, in accordance with Articles 2501 et seq. of the Italian Civil Code; this will provide minority shareholders of Telecom Italia Media the opportunity to exchange their Telecom Italia Media shares for liquid securities of the same category or, if they elect, the opportunity to exercise withdrawal rights entitling them to cash at market prices.

The transaction has been approved on the following basis:

1)	rationalisation and simplification of the group structure;
2)
elimination of the Telecom Italia Media listing costs, no longer justified by the company's business, mainly consisting of the holding and management of the investment in Persidera, or by the poor liquidity of the listed shares;

3)	solution of the structural financial and liquidity issues and net losses of Telecom Italia Media;
4)	possibility of ensuring a more efficient form of management, also making the most of medium/long-term opportunities, of the valuation process of Persidera;
5)
ability to provide, through the merger, a treatment of the minority shareholders of Telecom Italia Media allowing them to obtain liquid securities of the same category or, if they elect, the opportunity to exercise withdrawal rights entitling them to cash at market prices.

Methods and terms of the transaction

The Boards of Directors of Telecom Italia and Telecom Italia Media, with the assistance of their respective advisors, (Citigroup and Studio Tasca, for Telecom Italia, and Equita SIM and Professor Stefano Caselli, for Telecom Italia Media ), have each independently approved a preliminary exchange ratio as follows:

•
0.66 new ordinary shares in Telecom Italia with the same dividend entitlement as the existing Telecom Italia ordinary shares as of the date on which the Merger takes effect, for each ordinary share in Telecom Italia Media.

•
0.47 new savings shares in Telecom Italia with the same dividend entitlement as the existing  Telecom Italia savings shares as of  the date on which the Merger takes effect, for each savings share in Telecom Italia Media.

No cash balance payments are envisaged.

The preliminary exchange ratio has been determined considering, amongst other factors, the draft financial statements as at 31 December 2014 of Telecom Italia Media and the preliminary data for FY 2014 for Telecom Italia, approved by the two Boards of Directors today. As at the date of approval of the draft financial statements and consolidated financial statements of Telecom Italia for FY 2014 (scheduled for 19 March 2015), the Boards of Directors of the two companies will approve the merger plan containing the final exchange ratio, along with the respective explanatory reports.

Citigroup and Studio Tasca, for Telecom Italia, and Equita SIM and Professor Stefano Caselli, for Telecom Italia Media, have issued specific fairness opinions certifying that the preliminary exchange ratio is financially appropriate.

Transaction timing

The merger plan is expected to be approved by the Boards of Directors of Telecom Italia and Telecom Italia Media on 19 March 2015 and should thereafter be submitted for approval at the ordinary shareholders' meetings of Telecom Italia Media and Telecom Italia scheduled to approve the financial statements, respectively on 30 April 2015  and 20 May 2015.
The merger will not be subject to approval by the special meetings of savings shareholders of the two companies insofar as the rights granted by the respective bylaws to these shareholder categories are not adversely affected by the transaction.

It is expected that the merger will be completed by the end of the third quarter of 2015.

Right of withdrawal

Holders of ordinary shares in Telecom Italia Media who do not vote in favour of the transaction and holders of savings shares in Telecom Italia Media shall have a right to withdrawal as provided under Italian law, as a consequence of the change made to Telecom Italia Media’s corporate purpose as a result of the merger.

The exit price for duly withdrawn shares will be 1.055 euros for each Telecom Italia Media ordinary share and 0.6032 euros for each Telecom Italia Media savings share. In accordance with the Italian Civil Code, this value coincides with the arithmetic mean of the closing share price of the relevant stock for the 6 months prior to today's publication of the notice convening the shareholders' meeting of Telecom Italia Media called to approve the transaction. In due course, additional information relevant to the exercise of the right of withdrawal, the effect of which will be subject to the completion of the merger, will be published.

Telecom Italia intends to exercise its option and pre-emption rights over the whole stake of ordinary and savings shares of Telecom Italia Media for which the right to withdraw has been exercised and that is not otherwise subscribed on completion of the offer envisaged by applicable regulations. Please note that the maximum theoretical cost of withdrawal, assuming that all minority shareholders of Telecom Italia Media should exercise this right, is greater than the value of their shares which has been used for the determination of the exchange ratio but this difference is more than compensated for, in quantitative terms, by the value of the cost synergies the management identified as a result of the merger.

Telecom Italia post-transaction ownership structure

The merger will have only marginal effects on the ownership structure of Telecom Italia, as the maximum dilution following the issue of new ordinary and savings shares to service the exchange for minority shareholders of Telecom Italia Media (the shares of the company being incorporated in the Telecom Italia portfolio at the time the merger takes effect are to be cancelled without exchange), is approximately 0.114% of the current ordinary share capital and approximately 0.042% of the current savings share capital.

Information on regulations on related party transactions

As a consequence of the control relationship existing between Telecom Italia and Telecom Italia Media, the merger constitutes a related party transaction in accordance with Consob Regulation 17221/2010.

The Telecom Italia procedure governing such matters establishes an exemption for intra-group transaction and has therefore not been applied. For Telecom Italia Media, on the other hand, the merger represents a transaction of greater importance with a related party, with the consequent application of the relevant controls. Telecom Italia Media's Board of Directors has therefore passed its resolutions, amongst other factors with the favourable opinion of the Board Committee (competent on matters of related party transactions and comprising all independent directors), which has recognised the company's interest in the merger and the convenience and the substantial correctness of the underlying terms.

In order to perform the assessments necessary to determining the preliminary exchange ratio and investigate the legal profiles of the merger, Telecom Italia Media has appointed advisors independently selected by the Board Committee, which made its choice considering competence, professionalism and independence.

In accordance with the terms set forth by applicable regulations, Telecom Italia Media will provide the public with an information document relating to transactions of greater importance, pursuant to said Consob Regulation governing related party transactions. Publication of the information document on the merger in accordance with Consob Regulation no. 11971/1999 is instead not envisaged, as both companies involved in the transaction have exercised the Regulation's opt out faculty.

Telecom Italia
Ufficio Stampa
+39 06 3688 2610
http://www.telecomitalia.com/media

Telecom Italia
Investor Relations
+39 02 8595 4131
http://www.telecomitalia.com/investorrelations

Telecom Italia Media
Investor Relations
+39 06 35598278
http://www.investor.telecomitaliamedia.it